EXHIBIT 23.3

                         CONSENT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
NeoMedia Technologies, Inc.:

We consent to the use of our report dated March 12, 1999, relating to the 1998 consolidated financial statements of NeoMedia Technologies, Inc. ("the Company") which appears in the Annual Report on Form 10-KSB of the Company for the year ended December 31, 1999, which Annual Report is incorporated by reference herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a significant accumulated deficit, and a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    KPMG LLP

February 12, 2001
Miami, Florida